Filed pursuant to Rule 424(b)(5)
                                                             File No. 333-130089

Pricing Supplement No.7 dated April 13, 2006.
(To Prospectus dated April 12, 2006 and Prospectus
Supplement dated April 12, 2006)
This Pricing Supplement consists of 8 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2006-043

                EXTENDIBLE FLOATING RATE NOTES DUE APRIL 15, 2008


The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                        PROVISIONS RELATING TO THE NOTES

Principal Amount:              $300,000,000                      Type of Interest Rate: [ ] Fixed [X] Floating

Price to Public:               100%                              If Fixed Rate Notes: Not applicable.

Net Proceeds to Trust:         $299,850,000                            Interest Rate: Not applicable.

CUSIP Number:                  41659EEX1                         If Floating Rate Notes: Initial Interest Rate: The Initial Interest
                                                                 Rate for the Notes offered by this Pricing Supplement will be
Agent's Discount:              0.05 %                            three month LIBOR plus 0.02%, determined in accordance
                                                                 with the provisions of this Pricing Supplement and the
Issuance Date:                 April 21, 2006                    Prospectus Supplement on the second London Banking Day
                                                                 immediately preceding the Issuance Date.
Stated Maturity Date:          The Initial Stated Maturity
Date, the Final Stated Maturity Date or any other maturity       Base Rate: [ ] CD Rate    [ ] Commercial Paper Rate
date resulting from the failure to elect to extend the                      [ ] CMT Rate   [ ] Federal Funds Rate
maturity of all or a portion of the Notes (as set forth in the              [X] LIBOR      [ ] Treasury Rate
attached  schedule).                                                        [ ] Prime Rate [ ] Other (See Attached)

Initial Stated Maturity Date:  April 15, 2008, or if such day    If LIBOR:  [ ] LIBOR Reuters Page
is not a Business Day, the immediately preceding Business Day.              [X] LIBOR Telerate Page: 3750.
                                                                            Designated LIBOR Currency: U.S. Dollars

Final Stated Maturity Date:    April 15, 2011, or, if such day   If CMT Rate, Telerate Page: [ ] 7051  [ ] 7052
is not a Business Day, the immediately preceding Business Day.      If 7052: [ ] Weekly Average  [ ] Monthly Average
                                                                    Designated CMT Maturity Index:
Initial Interest Payment Date: July 15, 2006; provided that if
such day is not a Business Day, such Interest Payment Date       Interest Reset Dates:  The 15th of each January, April, July
will be the next succeeding day that is a Business Day, unless   and October; provided that if such day is not a Business Day,

that succeeding Business Day would fall in the next calendar     such Interest Reset Date will be the next succeeding day that
month, in which case such Interest Payment Date will be the      is a Business Day, unless that succeeding Business Day
immediately preceding Business Day.                              would fall in the next calendar month, in which case such
                                                                 Interest Reset Date will be the immediately preceding
                                                                 Business Day.
Interest Payment Dates:        The 15th day of each January,
April, July and October; provided that (1) if such Interest      Initial Interest Reset Date: July 15, 2006; provided that if such
Payment Date (other than the maturity date) is not a Business    day is not a Business Day, such Interest Reset Date will be the
Day, such Interest Payment Date will be the next succeeding      next succeeding day that is a Business Day, unless that
day that is a Business Day, unless that succeeding Business      succeeding Business Day would fall in the next calendar
Day would fall in the next calendar month, in which case such    month, in which case such Interest Reset Date will be the
Interest Payment Date will be the immediately preceding          immediately preceding Business Day.
Business Day and (2) the final Interest Payment Date of any
Note will be the maturity date of such Note.                     Index Maturity: Three Month.

Specified Currency:            U.S. Dollars.                     Interest Rate Determination Dates:  As specified in the
                                                                    Prospectus Supplement for the indicated base rate.
Regular Record Dates:          15 days prior to each Interest
                               Payment Date.

Day Count Convention:    As specified in the Prospectus
               Supplement for the indicated base rate.

Computation of Interest: As specified in the                     Spread: See attached schedule
    Prospectus Supplement for the indicated base rate.           Spread Multiplier: N/A.
                                                                 Maximum Interest Rate:  None.
Authorized Denominations:      $1,000 integral amounts.          Minimum Interest Rate:  None.

Optional Redemption:  Yes [ ] No [X]                             Floating Rate/Fixed Rate Note: [ ] Yes [X] No. If yes:
    Optional Redemption Date:  Not applicable.                      Fixed Rate:
    Initial Redemption Percentage: Not Applicable                   Fixed Rate Commencement Date:
    Annual Percentage Reduction:   Not Applicable
    Redemption may be:         [ ] In whole only.                Inverse Floating Rate Note [ ] Yes [X] No. If yes,
                               [ ] In whole or in part.             Fixed Interest Rate:

Optional Repayment: [ ] Yes [X] No                               Sinking Fund: None.
    Optional Repayment Dates:

Amortizing Note: [ ] Yes (See attached) [X] No                   Calculation Agent: JPMorgan Chase Bank, N.A.

Discount Note: [ ] Yes [X] No  If Yes:                           Exchange Rate Agent: None.
    Total Amount of Discount:
    Yield to Maturity:                                           Securities Exchange Listing: None.

Agents: Wachovia Capital Markets, LLC                            Additional Amounts to be Paid: [ ] Yes [X] No

Other Provisions Relating to the Notes: See attached             Special Tax Considerations: See attached schedule.
schedule.

                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider:    Hartford Life Insurance           Type of Interest Rate: [ ] Fixed [X] Floating
                               Company
                                                                 If Fixed Rate Funding Agreement:  Interest Rate:
Funding Agreement:             FA-406043
                                                                 If Floating Rate Funding Agreement: Initial Interest Rate: The
Contract Payment:              $300,000,015                      Initial Interest Rate for the Funding Agreement offered by this
                                                                 Pricing Supplement will be three month LIBOR plus 0.02%,
Deposit Amount :               $299,850,015                      determined in accordance with the provisions of this Pricing
(if different from Contract Payment)                             Supplement and the Prospectus Supplement on the second
                                                                 London Banking Day immediately preceding the Issuance
Effective Date:                April 21, 2006                    Date.

Stated Maturity Date:          April 15, 2011                    Base Rate: [ ] CD Rate    [ ] Commercial Paper Rate
                                                                            [ ] CMT Rate   [ ] Federal Funds Rate
Initial Interest Payment Date: July 15, 2006; provided that if              [X] LIBOR      [ ] Treasury Rate
such day is not a Business Day, such Interest Payment Date                  [ ] Prime Rate [ ] Other (See Attached)
will be the next succeeding day that is a Business Day, unless that succeeding Business Day would fall in the next calendar month, in which case such Interest Payment Date will be the
immediately preceding Business Day.

Interest Payment Dates:        The 15th day of each January,        If LIBOR:  [ ] LIBOR Reuters Page
April, July and October; provided that (1) if such Interest                    [X] LIBOR Telerate Page: 3750.
Payment Date (other than the redemption payment date                           Designated LIBOR Currency: U.S. Dollar.
specified in the schedule) is not a Business Day, such Interest
Payment Date will be the next succeeding day that is a              If CMT Rate, Telerate Page: [ ] 7051  [ ] 7052
Business Day, unless that succeeding Business Day would fall            If 7052: [ ] Weekly Average  [ ] Monthly Average
in the next calendar month in which case such Interest                    Designated CMT Maturity Index:
Payment Date will be the immediately preceding Business Day
and (2) the final Interest Payment Date for the applicable       Interest Reset Dates:  The 15th of each January, April, July
portion of the Funding Agreement will be the Stated Maturity     and October; provided that if such day is not a Business Day,
Date or the redemption payment date specified in the             such Interest Reset Date will be the next succeeding day that
schedule.                                                        is a Business Day, unless that succeeding Business Day
                                                                 would fall in the next calendar month, in which case such
Specified Currency:            U.S. Dollars.                     Interest Reset Date will be the immediately preceding
                                                                 Business Day.
Day Count Convention:    As specified in the Prospectus
               Supplement for the indicated base rate.

Computation of Interest: As specified in the Prospectus          Initial Interest Reset Date: July 15, 2006; provided that if such
               Supplement for the indicated base rate.           day is not a Business Day, such Interest Reset Date will be the next succeeding day that is a Business Day, unless that
Optional Redemption: Yes [ ] No [X]                              succeeding Business Day would fall in the next calendar
Optional Redemption Date:  Not applicable.                       month, in which case such Interest Reset Date will be the
Initial Redemption Percentage: Not applicable.                   immediately preceding Business Day.
Annual Percentage Reduction:   None.
Redemption may be: [ ] In whole only.                            Index Maturity: Three month.
                   [ ] In whole or in part.
Other Redemption Terms: Not applicable.                          Interest Rate Determination Date: As specified in the
                                                                 Prospectus Supplement for the indicated base rate.
Optional Repayment: [ ] Yes [X] No
    Optional Repayment Dates:

                                                                 Spread: See attached schedule.

Discount Funding Agreement:    [ ] Yes [X] No. If yes:           Spread Multiplier:  N/A.
         Total Amount of Discount:                               Maximum Interest Rate:  None.
Yield to Maturity:                                               Minimum Interest Rate:  None.

Additional Amounts to be Paid: [ ] Yes [X] No                    Floating Rate/Fixed Rate Funding Agreement: [ ] Yes [X] No
                                                                    If yes:      Fixed Rate:
Amortizing Funding Agreement:  [ ] Yes (See attached)                            Fixed Rate Commencement Date:
                               [X] No
                                                                 Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
Special Tax Considerations:  None                                   If yes:      Fixed Interest Rate:

Other Provisions Relating to the Funding Agreement: See attached schedule.

Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by John
F. Kennedy, Associate Counsel.


                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT


It is anticipated that, as of April 13, 2006, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                  Standard & Poor's:  AA-            Moody's: Aa3
                  A.M. Best: aa-                     Fitch: AA

The Moody's rating also extends to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The Election Dates are the 15th day of each January, April, July and October, or, if such day is not a Business Day, the next day that is a Business Day, commencing on July 15, 2006 and ending on April 15, 2009. The respective Corresponding Maturity Date for each Election Date is the 15th day of the 24th calendar month following the Election Date for which an election to extend is made. If no election is made, the maturity date of the Notes is the Corresponding Maturity Date for the immediately preceding Election Date. For example, if you do not elect to extend a portion of your Notes on the Election Date of July 15, 2006, such portion of your Notes will mature on April 15, 2008. Similarly, if you elect to extend a portion of your Notes on the Election Date of July 15, 2006, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on July 15, 2008.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to JPMorgan Chase Bank, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.


SPREAD:

         The spread for the Notes for the indicated periods is as follows:

                  PERIOD                                                               SPREAD
                  ------                                                               ------
     From and including the Issuance Date to but not including April 15, 2008          + 0.02%
     From and including April 15, 2008 to but not including April 15, 2009             + 0.03%
     From and including April 15, 2009 to but not including April 15, 2010             + 0.04%
     From and including April 15, 2010 to the Final Stated Maturity Date               + 0.05%


         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new
Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.


                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to + 0.02% to an amount equal to + 0.05%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.


                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

                  PERIOD                                                               SPREAD
                  ------                                                               ------

     From and including the Issuance Date to but not including April 15, 2008          + 0.02%
     From and including April 15, 2008 to but not including April 15, 2009             + 0.03%
     From and including April 15, 2009 to but not including April 15, 2010             + 0.04%
     From and including April 15, 2010 to the Final Stated Maturity Date               + 0.05%

In the event that the maturity date of a portion or all of the Notes is not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.

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